Exhibit 99.7

[Seneca-Cayuga Bancorp, Inc. Logo]

IMPORTANT – IMMEDIATE ACTION REQUIRED

Name:

Order Number:

Amount of Order: $

Dear Subscriber:

I am writing to acknowledge your order for shares of Seneca-Cayuga Bancorp, Inc. common stock and to thank you for that order. I would also like to inform you of your right to change or rescind your order on the terms described below.

It has come to our attention that, due to an error by our printing firm, a small number of our stock offering prospectuses contained two sets of pages 39 to 62 and omitted pages 63 to 110. Due to the possibility that the prospectus originally provided to you may have included this error, we are enclosing a correct copy of our prospectus and affording you the opportunity to decrease or rescind your stock subscription. Please note that this rescission offer is being made only to persons who have subscribed for stock in our subscription offering.

If you choose to decrease or rescind your order for our shares, please check the appropriate box on the Subscription Change Form on the back of this letter and return it to our Stock Information Center in the postage pre-paid envelope provided. In order to be effective, your Subscription Change Form must be signed by the same persons in the same capacities as your original order form. IF YOU WISH NOT TO CHANGE YOUR ORDER, PLEASE DO NOT RETURN THIS FORM.

Although the deadline for our subscription offering remains 12:00 Noon New York time on June 20, 2006, the deadline for this rescission offer is 12:00 Noon New York Time on July 5, 2006. Accordingly, if you wish to decrease or rescind your subscription, a properly completed copy of this subscription change form must be received by the Stock Information Center by 12:00 Noon, New York time on July 5, 2006.

If we do not receive properly completed Subscription Change Form from you by 12:00 Noon, New York time on July 5, 2006, your subscription will once again become irrevocable on the terms set forth in our prospectus.

Should you have any questions regarding this matter, please contact our Stock Information Center at (315) 568-1175.

Sincerely,

Robert E. Kernan, Jr.

President and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy any securities. The stock offering is made only by the prospectus. The shares of common stock offered in connection with the offering are not savings accounts or deposits and are not insured or guaranteed by Seneca Falls Savings Bank, Seneca-Cayuga Bancorp, Inc. or Seneca Falls Savings Bank, MHC, the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other government agency.

Seneca-Cayuga Bancorp, Inc.

Subscription Change Form

I have received a copy of the Seneca-Cayuga Bancorp, Inc. Prospectus dated May 15, 2006 which was sent with this letter and wish to take the following action with respect to my subscription set forth on the reverse side:

☐ Decrease Order

Original Number of Shares Subscribed For

Revised Number of Shares Subscribed For

Decrease Number of Shares Ordered

X Price per Share		$10.00
Revised Subscription Amount

Amount Due to Subscriber	$	*

* The amount due will either be refunded to you, or your account hold of that amount will be released.

☐ Cancel Order – Your entire order amount will either be refunded to you, or your account hold of that amount will be released.

Signature**	Date	Signature**	Date

** Must be signed by the same persons in the same capacities as the original order form.